Klondex Completes Acquisition of Rice Lake Mine and Mill Complex

Vancouver, BC - January 22, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to report that the previously announced acquisition (the “Acquisition”) of the Rice Lake Mine and Mill complex near Bissett, Manitoba (collectively, “Rice Lake”) has closed. The Acquisition was carried out pursuant to the terms of an asset purchase agreement dated December 16, 2015 among Klondex, its wholly-owned subsidiary, Klondex Canada Ltd. (“Klondex Canada”) and the vendor, 7097914 Manitoba Ltd. (formerly Shoreline Gold Inc., “7097914”). The aggregate purchase price of US$32 million was comprised of US$20 million in cash paid at closing and US$12 million in deferred payments in the form of a promissory note with an annual interest rate of 4% (the "Note"). The Note is secured against Rice Lake and other purchased assets and contains customary covenants.

Paul Andre Huet, President and CEO commented, “The acquisition of the Rice Lake Mine and Mill complex is an important milestone for Klondex and its shareholders. We now have three mines in North America, our flagship operations in Nevada, and Rice Lake in Manitoba, Canada, and are well on our way to becoming the next mid-tier mining company.” Mr. Huet continued, “Our team has extensive experience in underground mining and we are confident that we can leverage our successes at both Fire Creek and Midas at our newest mine in Canada.”

Pursuant to the Acquisition, Klondex Canada also acquired certain common shares (“Common Shares”) of SGX Resources Inc. (“SGX”). Klondex Canada acquired, and after giving effect to the Acquisition, has beneficial ownership and control over, 43,047,256 Common Shares representing approximately 31.84% of the issued and outstanding Common Shares. A purchase price for the Common Shares was not allocated at the time of closing of the Acquisition.

Klondex obtained ownership of the Common Shares as part of the larger Acquisition and not for the purpose of exercising control or direction over SGX. Klondex may acquire additional securities or dispose of some or all of its existing securities according to market conditions and other relevant factors in the future. Klondex obtained ownership of the Common Shares pursuant to the prospectus exemption contained in section 2.8 of National Instrument 45-102 - Resale of Securities and the private agreement exemption from formal takeover bid requirements under applicable securities legislation. An Early Warning Report reflecting the change of ownership of the Common Shares will be filed on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek project and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA. Fire Creek is located approximately 100 miles south of Midas.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, “forward-looking information”), including but not limited to information about the current expectations regarding the anticipated benefits of the Acquisition. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, risks associated with the realization of the anticipated benefits of the Acquisition; risks associated with the integration of Rice Lake into Klondex's existing operations, risks relating to the repayment of the Note; the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.